

November 16, 2011

Via E-mail
Mr. Michael Galvin
Chief Financial Officer
Aruba Networks, Inc.
1344 Crossman Ave
Sunnyvale, CA 94089

>   **Re:**   **Aruba Networks, Inc.**
>   **Form 10-K for the Fiscal Year Ended July 31, 2011**
>   **Filed September 27, 2011**
>   **File No. 001-33347**

Dear Mr. Galvin:

We have reviewed your letter dated October 28, 2011 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 14, 2011.

Form 10-K for the Fiscal Year Ended July 31, 2011

Notes to Consolidated Financial Statements

Note 1. The Company and its Significant Accounting Policies

Revenue Recognition and Sales Returns, page 64

1.   Your response indicates that since the adoption of ASU 2009-13 and 2009-14 you have not used ESP to allocate any arrangement consideration because you use VSOE for multiple element arrangements. However, we note you disclose that prior to the first quarter of fiscal 2011 you used software revenue guidance and the residual method to recognize revenue when a product agreement includes one or more elements to be

delivered at a future date. If you have VSOE for your products please tell us why you used the residual method prior to fiscal 2011 instead of allocating the consideration to each element based on VSOE. If you did not have VSOE for your products prior to fiscal 2011, please tell us how it was established in fiscal 2011.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief